

07007877

BB 6/22

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.........	12.00



SEC MAIL
PROCESSING
RECEIVED
MAY 30 2007
WASH, D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34781

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)
947 Linwood Ave
(No. and street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Strasberg — 201-447-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
B JUN 25 2007
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

CH 6/22

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RIDGEWOOD SECURITIES CORPORATION
(S.E.C. I.D. No. 8-34781)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED MARCH 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

RIDGEWOOD SECURITIES CORPORATION

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Robert E. Swanson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridgewood Securities Corporation, as of and for the year ended March 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Robert E. Swanson
President and Chief Executive Officer

Subscribed and sworn to before me
on this 24th day of May, 2007



Notary Public

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2012

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Ridgewood Securities Corporation

We have audited the following financial statements of Ridgewood Securities Corporation (the "Company") for the year ended March 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Securities Corporation at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Ridgewood Securities Corporation as of March 31, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 24, 2007

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 454,512
CERTIFICATE OF DEPOSIT	52,876
COMMISSIONS AND FEES RECEIVABLE FROM AFFILIATES	59,567
PREPAID AND OTHER ASSETS	46,063
TOTAL	$ 613,018

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCRUED EXPENSES AND PAYROLL TAXES PAYABLE	$ 80,531
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	9,000
Retained earnings	522,487
Total stockholder's equity	532,487
TOTAL	$ 613,018

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF EARNINGS
YEAR ENDED MARCH 31, 2007

REVENUES:	
Placement fees	$ 3,326,866
Selling commissions	871,813
Interest and other income	40,946
Total revenue	4,239,625
EXPENSES:	
Compensation and benefits	2,109,459
Professional fees	285,366
Regulatory fees	24,957
Other	30,428
Total expenses	2,450,210
INCOME BEFORE INCOME TAXES	1,789,415
INCOME TAX EXPENSE	17,025
NET INCOME	$ 1,772,390

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOW
YEAR ENDED MARCH 31, 2007

Cash flows from operating activities	
Net income	$ 1,772,390
Noncash items included in net income:	
Interest accrual for certificate of deposit	(1,638)
Distribution gains	(7,043)
Changes in operating assets and liabilities:	
Increase in commissions and fees receivable from affiliates	(59,567)
Increase in prepaid and other assets	(34,677)
Increase in accrued expenses and payroll taxes payable	20,532
Cash provided by operating activities	1,689,997
Cash flows from financing activities	
Distributions to stockholder	(1,816,001)
Net decrease in cash and cash equivalents	(126,004)
Cash and cash equivalents, beginning of year	580,516
Cash and cash equivalents, end of year	$ 454,512

Supplemental disclosure of cash flow information:

Cash paid for taxes during the year:	$ 32,448

Supplemental disclosure on non-cash activities:

The Company received $4,403 in share distributions from an investment.
The Company distributed $7,043 in investments to its stockholder.

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2007

	Common stock shares	Common stock	Additional paid-in capital	Retained earnings	Total
BALANCE—March 31, 2006	1,000	$ 1,000	$ 9,000	$ 573,141	$ 583,141
Net income	-	-	-	1,772,390	1,772,390
Distributions to stockholder	-	-	-	(1,823,044)	(1,823,044)
BALANCE—March 31, 2007	1,000	$ 1,000	$ 9,000	$ 522,487	$ 532,487

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related-party limited liability company shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC, and Ridgewood Energy Corporation (companies affiliated through common ownership) act as Managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

Basis of Accounting—The Company prepares its accounts under accounting principles generally accepted in the United States of America.

Revenue Recognition—The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker-dealer activities. Placement fees and selling commissions, after meeting the minimum offering amount of the trust, are recognized when the subscription process is complete.

Interest income is recorded when earned.

Income Taxes—The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements since the income and losses of the Company pass through and are included in the tax return of the stockholder. However, the Company is subject to state taxes.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities when purchased of 90 days or less to be cash and cash equivalents. At times, bank deposits may be in excess of the federal insured limits. At March 31, 2007, bank balances exceeded federally insured limits by approximately $354,000. The Company maintains bank deposits with high quality financial institutions to mitigate such risk.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments—As of March 31, 2007, the carrying value of the Company's assets and liabilities approximate fair value.

Prepaid and Other Assets —Prepaid and other assets consist primarily of prepaid NASD fees for the calendar year 2007 and prepaid state income taxes.

Accrued Expenses—Accrued expenses consists primarily of accounting and legal fees.

New Accounting Pronouncements— In September 2006, the FASB issued Statement No.157, *Fair Value Measurements* ("SFAS No. 157"). This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). This statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for this statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The statement also allows an entity to early adopt provided that the entity also adopts the requirements of SFAS No. 157. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial condition, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption will have a material effect on its financial condition or operating results.

2. RELATED-PARTY TRANSACTIONS

All placement fees and selling commissions are earned from limited liability companies whose Managers are affiliates of the Company.

Affiliated companies provide certain office space and other services to the Company. For the year ended March 31, 2007, the Company paid $105,000 in professional fees and $20,000 in rent expense to affiliated companies.

At March 31, 2007, $59,567 in commissions and fees were receivable by the Company from affiliates.

3. CONTINGENCIES

On January 27, 2006, an investor, individually and on behalf of an affiliated Trust, filed an Amended Complaint and Jury Demand in Massachusetts Superior Court against the Company, its Chairman and sole stockholder, and affiliated companies and individuals. The plaintiff alleges violations of the Massachusetts Securities Act, as well as breach of fiduciary duty, fraud, breach of contract, negligent misrepresentation and unjust enrichment all related to a set of alleged facts and allegations regarding the sale of securities of funds sold in private offerings and the operation of those funds subsequent to the sale. The plaintiff is seeking damages of $900,000 with interest and other damages to be determined at trial. All defendants deny the allegations and intend to defend this complaint vigorously.

It is not possible to predict the outcome of this matter with certainty and it may be disposed of unfavorably to the Company. Based on its evaluation, the Company's management believes the

disposition of the above matter will not have a material adverse effect on the Company's business, financial condition or results of operations.

4. STOCKHOLDER'S EQUITY

The Company has authorized and outstanding 1,000 shares of $1 par value common stock.

5. INCOME TAXES

For the year ended March 31, 2007, the statement of income reflects income tax expense of $17,025. The income tax expense reflects the current state expense paid to the state of New Jersey. The Company had a prepaid state income tax of $15,423 and no deferred taxes at March 31, 2007.

6. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum "net capital" requirements. As of March 31, 2007, the Company had net capital of $426,434, which was $421,066 in excess of its required net capital of $5,368. The Company's net capital ratio was 0.189 to 1 as of March 31, 2007.

* * * * * *

RIDGEWOOD SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 MARCH 31, 2007

NET CAPITAL:		Audited Net Capital as of March 31, 2007
STOCKHOLDER'S EQUITY	$	532,487
NONALLOWABLE ASSETS:		
Commissions and fees receivable from affiliates		59,567
Prepaid and other assets		46,063
Penalty on hypothetical early withdrawal of certificate of deposit		423
Total nonallowable assets		106,053
NET CAPITAL	$	426,434
AGGREGATE INDEBTEDNESS:		
Accrued expenses and payroll taxes payable	$	80,531
MINIMUM NET CAPITAL REQUIREMENT: (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,368
EXCESS NET CAPITAL	$	421,066
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.189

NOTE - There are no material differences between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17A-5) filed on April 24, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

RIDGEWOOD SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 MARCH 31, 2007

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 24, 2007

Ridgewood Securities Corporation
947 Linwood Avenue
Ridgewood, NJ 07450

In planning and performing our audit of the financial statements of Ridgewood Securities Corp. (the "Company") as of and for the year ended March 31, 2007 (on which we issued our report dated May 24, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in

accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend upon the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated May 24, 2007 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END